Exhibit 99.1

Puyi Inc. to Hold Extraordinary General Meeting On February 22, 2024

GUANGZHOU, China, Jan. 25, 2024 (GLOBE NEWSWIRE) -- Puyi Inc. (NASDAQ: PUYI) (“Puyi” or the “Company”), a leading third-party wealth management services provider in China, today announced it will hold an extraordinary general meeting (“EGM”) of shareholders at its executive office at 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China on February 22, 2024 at 10:00 a.m. (Beijing time). Holders of record of ordinary shares of the Company at the close of business on January 9, 2024 (New York time), or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The purpose of the EGM is for the Company's shareholders to consider, and if thought fit, pass and approve the following special resolutions to:

(i) change the Company’s English name from Puyi Inc. to Huapu Inc. and the Company’s Chinese name from 普益有限公司to 华普控股集团有限公司. After the name change, the Company also intends to change its ticker symbol from “PUYI” to “HPH”;

(ii) amend the Articles to amend the authorized share capital of the Company from US$2,000,000 divided into 2,000,000,000 Ordinary Shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into (1) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each and (2) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each, and each holder of the Preference Shares shall have twenty (20) votes for each Preference Share;

(iii) amend the Articles to reflect the exemption of the Company from holding an annual general meeting in each year; and

(iv) replace the existing Articles in their entirety with a new memorandum and articles of association of the Company to reflect aforementioned change.

These changes will not affect any rights of shareholders or the Company's operations and financial position.

The notice of the EGM and voting instruction card for ADS holders are available on the Investor Relations section of the Company's website at https://ir.puyiwm.com/.

About Puyi

Established in 2010 and listed on Nasdaq in 2019, Puyi is a comprehensive financial technology service group based on family financial asset allocation. It focuses on providing personalized wealth management services for emerging middle-class and affluent families, comprehensive support services for financial planners, and diversified financial services for institutional clients.

Puyi Fund Sales Co., Ltd., a PRC entity contractually controlled by Puyi, holds licenses for both securities and futures business and fund distribution. Puyi has developed an industry-leading digital technology platform, which supports end-to-end transactions for over 9000 fund products offered by over 110 fund companies nationwide, as well as proprietary portfolios of publicly raised fund products on a dollar-cost averaging basis. Additionally, Puyi offers a comprehensive service ecosystem tailored for high-net-worth clients, including insurance brokerage services, trust consulting services, tax services, legal advisory services, as well as overseas asset allocation and education consulting services.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When Puyi uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from Puyi’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: Puyi’s goals and strategies; Puyi’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets Puyi serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by Puyi with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in Puyi’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. Puyi undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Puyi Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com